SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: November 6, 2009

Press Release

SMARTRAC acquires OTI’s and MCT’s inlay manufacturing assets and both parties signed a long term supply agreement

—    SMARTRAC acquires the assets of OTI's subsidiary MCT and the machinery and inlay production IP from OTI for €8.5 Million (approx. $12.5 Million) in an asset deal

—    The Parties signed a supply agreement that will fully secure delivery for OTI's products and projects

—    SMARTRAC becomes OTI's exclusive supplier for wire-embedded and Dual
Interface Inlays

—    The Parties agreed to settle all open patent disputes

Amsterdam, The Netherlands, and Iselin, NJ, – November 6, 2009 – SMARTRAC N.V. (FSE XETRA: SM7), a leading manufacturer and supplier of RFID transponders, and On Track Innovations Ltd, (OTI) (NASDAQ GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that they have signed binding agreements by which SMARTRAC acquires the assets of OTI’s subsidiary Millenium Card’s Technology Ltd. (MCT) and the machinery and inlay production IP from OTI for €8.5 million (approx. $12.5 million) in an asset deal. The Parties signed a supply agreement that will fully secure OTI’s delivery of products and projects and SMARTRAC becomes OTI’s exclusive supplier for wire-embedded and Dual Interface Inlays.

In addition, both parties will mutually accept and respect each others patents especially in the field of Wire-Embedding and Dual Interface technology. As part of the agreements, all patent litigations and in particular all patent infringement legal proceedings between SMARTRAC and OTI have been ceased.

These agreements will strengthen SMARTRAC’s leadership position in the global RFID inlay market by offering an even wider range of products by adding OTI’s production and machinery to its manufacturing capacity. For OTI, the agreements are another step in its strategy to focus on complete end-to-end solutions. The sale of assets will improve OTI’s cash flow position and significantly reduce its operating expenses. With access to SMARTRAC’s patented technology and high secure production network, OTI strengthens its ability to support its existing and future secured ID projects and enjoys the known high volume production capacity that SMARTRAC provides.

According to the asset agreements, SMARTRAC acquires certain machinery and production intellectual property (IP) from OTI and MCT. SMARTRAC will pay an aggregate amount of €8.5 million to be paid in multiple installments, whereof €5 million will be paid before yearend and the balance will be paid in eight (8) equal quarterly installments starting the first quarter of 2010. As a result, OTI will cease to produce inlays, and SMARTRAC will become OTI’s exclusive supplier for wire embedded and Dual Interface inlays. According to the agreement, OTI will be able to continue to fulfill its existing obligations and existing orders at the MCT site.

The parties have also signed a supply agreement by which OTI will get defined lead times, production allocation and pricing of SMARTRAC products. The supply agreement ensures OTI’s ability to continue and support their customers with SMARTRAC’s unique manufacturing technology and increased capacity.

Dr. Christian Fischer, Chairman & CEO of SMARTRAC said: “With this agreement we will further strengthen our worldwide market position and extend our global production capacity. At the same time we eliminate uncertainty for our worldwide customer base in the market.”

Oded Bashan, Chairman & CEO of OTI said: “This transaction is in line with our focus to offer end-to-end solutions which ultimately yield high margin and recurring revenues. The sale will significantly reduce OTI’s operating expenses and improve our cash flow position.”

Mr. Bashan added: “SMARTRAC’s production capacity and the supply agreement we have reached will enable OTI to continue and support our existing and future projects and products. We will be able to shorten the delivery time required while maintaining best-in-class product quality. As we have agreed with SMARTRAC, we will be able to continue and produce at MCT site to support existing orders and obligations.”

SMARTRAC intends to finance the transaction by the company’s existing syndicated credit facility or a capital increase by issuing new shares within the authorized capital stock. OTI expects improved cash flow position and significant reduction in its operating expenses as a result of this transaction.

About SMARTRAC N.V.
SMARTRAC is a leading manufacturer and supplier of RFID (Radio Frequency Identification) components for a broad bandwidth of applications in all current frequency standards. The company produces ready-made as well as customized transponders for public transport, access control, animal identification, industry and logistics.

SMARTRAC is the global leader in high-quality RFID inlays for passports with integrated, contactless chips (ePassports), contactless credit cards (ePayment) as well as for RFID transponders for public transportation applications and car immobilizers. SMARTRAC was founded in 2000 and since going public in July 2006 has been trading as a stock corporation under Dutch law with its registered headquarters in Amsterdam. The company currently employs some 2,600 employees and maintains a global research and development, production and sales network.

About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

About MCT
Established in 2006, Millennium Card’s Technology Ltd. is a subsidiary of On Track Innovation Ltd. (NASDAQ: OTIV), superiorly develops, designs and manufactures smartcards and machinery for the production of smartcards and SIM cards, serving both the domestic and international markets. MCT brings a fresh and innovative approach to production and manufacturing services, acting as one-stop shop for clients varied needs.

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future strategies, objectives, plans or current expectations, such as those regarding the expected strategy, improvement in our cash flow position, reduction in operation expenses, increase in our ability to support projects and clients and our access to high volume production capacity. Forward-looking statements could be impacted by market acceptance of and demand for new and existing products and our ability to supply and deliver orders in cooperation with SMARTRAC, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Forward-looking statements:
To the extent that this press release contains forward-looking statements, such statements are based on assumptions, planning, and forecasts at the time of publication of this press release. Forward-looking statements always involve uncertainties. Business and economic risks and developments, the conduct of competitors, political decisions, and other factors may cause the actual results to be materially different from the assumptions, planning, and forecasts at the time of publication of this press release. Therefore, SMARTRAC N.V. does not assume any responsibility relating to forward-looking statements contained in this press release. Furthermore, SMARTRAC N.V. does not assume any obligation to update the forward-looking statements contained in this press release.

SMARTRAC Contact:	SMARTRAC Investor Relations:
Tanja Moehler	Andreas Schwarzwaelder
Head of Corporate Communications	Head of Investor Relations
Phone: +31 20 30 50 157	Phone: +31 20 30 50 156
E-mail: tanja.moehler@smartrac-group.com	E-Mail: andreas.schwarzwaelder@smartrac-group.com

OTI Contact:	OTI Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com